



# David Henninger · 2nd in

### President, COO, Director, Secretary at AtYourGate Inc.

Mission Viejo, California · 500+ connections · **Contact info**



**AtYourGate Inc.**

**The University of Ch**
**Booth School of Bus**

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## Featured



**At Your Gate**
youtube.com

Your in-airport personal shopper.

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## Experience

### President, COO, Director, Secretary

AtYourGate Inc. · Full-time
Nov 2019 – Present · 9 mos
Orange County, California Area

App-based in-airport delivery service delivering food and retail items to the traveler's and fligh
crew's gate...currently operating at SAN, EWR, JFK, MSP, BOS, LGA, PDX, SJC, ONT

www.atyourgate.com

### Member Board of Directors; Treasurer

The Independence Fund

Jan 2016 – Present · 4 yrs 7 mos

The Independence Fund's mission is to support our injured and wounded Veterans with the tools to achieve their independence and freedoms they have fought so hard to preserve!

www.independencefund.org

### President, COO, CMO

AtYourGate LLC

Nov 2015 – Present · 4 yrs 9 mos

Orange County, California Area

App-based in-airport delivery service delivering food and retail items to the traveler's and fligh crew's gate...currently operating at SAN, EWR, JFK, MSP, BOS, LGA, PDX, SJC, ONT

www.atyourgate.com

### Chief Executive Officer

The Conrad Marketing Agency

Dec 2013 – Nov 2015 · 2 yrs

Consultancy in sports marketing, new business development, and brand marketing



### Chief Marketing Officer

Hooters of America

Jan 2012 – Dec 2013 · 2 yrs

Atlanta Ga

Show 5 more experiences ⌄

## Education



### The University of Chicago - Booth School of Business

Master of Business Administration (MBA), Marketing

1991 – 1993



### The Ohio State University

Bachelor's Degree, Chemical Engineering

1979 – 1983



